Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 2, 2002

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains the following items:

(a)                                  a brief description of recent transactions of Vodafone Group Plc and its subsidiary undertakings and other recent business developments;

(b)                                 summary of Vodafone’s mobile telecommunications businesses’ customer information at September 30, 2002; and

(c)                                  unaudited interim consolidated financial information for Vodafone as of and for the six month periods ended September 30, 2002 and 2001, including comparative consolidated financial information for Vodafone as of and for the year ended March 31, 2002 including:

(i)                                     Operating and Financial Review and Prospects;

(ii)                                  Consolidated Financial Statements;

(iii)                               Independent Review Report by Deloitte & Touche to Vodafone Group Plc.

Exhibit

Letter from Deloitte & Touche in respect of its Independent Accountants’ Report regarding the unaudited interim consolidated financial statements for the six month periods ended September 30, 2002 and 2001.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives with respect to these items.  In particular, forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone live! and Vodafone Mobile Office; the ability to integrate Vodafone’s operations throughout the Group in the same format and on the same technical platform; the development and impact of new mobile technology, including the expected benefits of GPRS, 3G, Vodafone live! and Vodafone Mobile Office and other services and demand for such services; the completion of Vodafone’s brand migration program; growth in customers and usage, including improvements in customer mix; future performance, including turnover, average revenue per customer (“ARPU”), EBITDA, cash flows, costs, capital expenditures and improvements in margin, non-voice services and their revenue contribution; the ability to realize synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; mobile penetration rates; expectations with respect to long term shareholder value growth; Vodafone’s ability to be the mobile market leader; overall market trends and other trend projections.  Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to, the following:

•                  changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services;

•                  greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services, or slower customer growth or reduced customer retention;

•                  the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;

•                  slower customer growth or reduced customer retention;

•                  the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements;

•                  changes in the projected growth rates of the mobile telecommunications industry;

•                  the Group’s ability to realize expected synergies and benefits associated with 3G technologies, the integration of the Group’s operations and those of recently acquired companies, the completion of the Group’s brand migration program and the consolidation of IT systems;

•                  future revenue contributions of both voice and non-voice services offered by the Group;

•                  lower than expected impact of GPRS, 3G and Vodafone live! and Vodafone Mobile Office on the Group’s future revenues, cost structure and capital expenditure outlays;

•                  the ability of the Group to harmonize mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and Vodafone Mobile Office in new markets;

•                  the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers;

•                  greater than anticipated prices of new mobile handsets;

•                  the ability to realize benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing;

•                  the possibility that new, unexpected strategic opportunities may arise in the next two to three years, the pursuit of which could be in the best interests of Vodafone’s shareholders and that future acquisitions that the Group believes to be in the best interests of Vodafone’s shareholders may have a negative short or medium-term impact on one or more of the measurements of the Group’s financial performance;

•                  any unfavorable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions;

•                  changes in the regulatory framework in which the Group operates, including possible action by the European Commission regulating rates the Group is permitted to charge;

•                  the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage;

•                  the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry;

•                  changes in exchange rates, including particularly the exchange rate of the pound to the euro, US dollar and the Japanese yen;

•                  the possibility that, in connection with the agreement to purchase BT and SBC’s interests in Cegetel, Vivendi will pre-empt the Group’s offer on one or both stakes or will not comply with the Cegetel shareholders’ agreement or delay its compliance or interpose obstacles thereby delaying significantly the Group’s ability to gain control of the management of Cegetel or influence its strategic or value generative decisions or otherwise limit the Group’s ability to realize benefits of increased ownership, and that, in connection with the Group’s offer to Vivendi for its stakes in Cegetel, Vivendi may decline the Group’s offer; and

•                  the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” on pages 29 and 30 of Vodafone’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2002.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.  Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

INTRODUCTION

Vodafone Group Plc provides a range of mobile telecommunications services, including voice and data communications, and is one of the world’s largest mobile telecommunications companies, with a significant presence in Continental Europe, the United Kingdom, the United States and the Far East through the Company’s subsidiary undertakings, associated undertakings and investments. The Group presently operates in 28 countries worldwide.  The Group’s mobile subsidiaries operate under the brand name “Vodafone”, with the exception of its businesses in Japan and Italy which operate as J-Phone Vodafone and Vodafone Omnitel, respectively. In the United States the Group’s associated undertaking operates as Verizon Wireless.

Following the completion of a number of major business transactions in recent years, the Group has acquired interests in certain non-mobile telecommunications businesses, including Arcor AG & Co KG (“Arcor”), following the Mannesmann transaction, and Japan Telecom following the completion of a tender offer in October 2001.

Further information on the history and development of the Group can be found in the Group’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2002.

At September 30, 2002 Vodafone had over 107.5 million proportionate registered customers, excluding paging and fixed line customers, based on the Group’s ownership interests in its subsidiary undertakings, associated undertakings and investments. There were 273.1 million registered customers in ventures in which the Company either has control or invests. Active customers represented 94% of the total registered customer base in the Group’s controlled mobile businesses at September 30, 2002, compared with 90% at September 30, 2001 and 92% at March 31, 2002.

RECENT TRANSACTIONS

The Group’s transactions in the six months to September 30, 2002 included:

Acquisitions

a)             Acquisitions of minority stakes in subsidiary undertakings

On April 2, 2002, the Company acquired a further 2.2% stake in Airtel Móvil, S.A. (“Vodafone Spain”), for the Euro equivalent of £0.4 billion, following the exercise of a put option held by Torreal, S.A.  This increased the Group’s interest in Vodafone Spain from 91.6% to 93.8%.

On May 3, 2002, the Group completed the purchase of the 4.5% minority interest in Vodafone Pacific, as a result of which Vodafone Pacific became a wholly owned subsidiary undertaking.

The Group increased its interest in its listed subsidiary companies, Vodafone Telecel-Comunicacoes Pessoais SA (“Vodafone Portugal”) and Europolitan Vodafone AB (“Vodafone Sweden”), through a series of market purchases at a total cost of £151m.  As at September 30, 2002, the Group’s interests in Vodafone Portugal and Vodafone Sweden had increased by 10.5% and 3.6% to 61.4% and 74.7%, respectively.

On August 21, 2002, the Group bought out the outstanding minority shareholders in Vodafone AG, formerly Mannesmann AG, for the Euro equivalent of £281m.

b)                                      Other acquisitions

On June 18, 2002, the Group purchased a further stake of approximately 1.1% in China Mobile (Hong Kong) Limited (“China Mobile”) for US$750m, increasing the Group’s interest in China Mobile to approximately 3.27%.

On August 29, 2002, the Group acquired Vivendi Universal S.A.’s 50% stake in the Vizzavi joint venture, which operates the mobile content business, for €143m.  As a result of this transaction, the Group owns 100% of Vizzavi, with the exception of Vizzavi France, which is now wholly owned by Vivendi Universal S.A.

Disposals

On July 8, 2002, the Group completed the sale to E.ON AG of its 23.6% stake in Bergemann GmbH through which it held an effective 8.2% stake in Ruhrgas AG.  The total cash received amounted to €0.9 billion.

Subsequent events

Cegetel Groupe S.A. (“Cegetel”)

On October 16, 2002, the Group announced that it had agreed to acquire BT Group plc’s (“BT’s”) 26% interest in Cegetel, the controlling shareholder of the French mobile operator SFR, and SBC Communication Inc.’s (“SBC’s”) 15% interest in Cegetel for €4.0 billion cash and €2.3 billion cash, respectively.  At the same time, the Group announced that it had made a non-binding cash offer of €6.8 billion to Vivendi Universal, S.A., (“Vivendi”) for its 44% interest in Cegetel.  Vivendi has pre-emption rights over BT and SBC’s interests in Cegetel.

On October 21, 2002, the Group announced plans for financing these transactions, including details of a new €3.5 billion bank term loan which matures in January 2006 and which is available upon completion of the acquisition.  Further funding would be met from a combination of available cash resources, commercial paper programs and existing undrawn bank facilities.  The Group would not need to raise funds in the bond markets to finance these acquisitions.  On October 18, 2002, the Group cancelled US$174m of its US$1,750m February 2005 dollar bond that had previously been repurchased.

On October 29, 2002, the Board of Vivendi announced it had decided not to accept the Group’s offer to purchase its 44% interest in Cegetel and, accordingly, the offer lapsed.

On November 6, 2002, the Group announced that Vivendi will be entitled to exercise its pre-emption rights over BT and SBC’s interests in Cegetel from November 21, 2002 until December 10, 2002.  The Group also announced that it has renewed its initial offer at the same price to Vivendi to last for the duration of the pre-emption period.  Until such time as the offer is formally accepted by Vivendi, the Group reserves the right to withdraw its offer at any time.

Bond issues

In four separate offerings the Group made bond issuances of US$150m, US$495m, £450m and €500m between November 20, 2002 and November 29, 2002.  Details can be found under “Liquidity and Capital Resources”.

Acquisitions of minority stakes in subsidiary undertakings

On November 27, 2002, the Group announced that it had increased its shareholding in Vodafone Libertel N.V. (“Vodafone Netherlands”) by purchasing a 7.564% stake  for cash.  This increased the Group’s interest in Vodafone Netherlands from 70.0% to 77.564%.

Also on November 27, 2002, the Group announced an agreement to acquire from France Telecom S.A. its 10.85% interest in Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Greece”) for cash, subject to Greek Stock Exchange regulations. The transaction will complete on December 3, 2002, resulting in the Group’s effective interest in Vodafone Greece increasing from 51.88% to 62.73%.  In addition, as the Group will become the beneficial owner of these shares, it has granted France Telecom S.A. a cash settled call option to cover certain of France Telecom S.A.’s obligations under its 4.125% Exchange Notes due on November 29, 2004, which are convertible into Vodafone Greece shares. Exercise of this option will not change Vodafone’s effective interest.

OTHER BUSINESS DEVELOPMENTS

Products and Services

The Group’s vision is to be the world’s mobile communications leader.  A major focus of the Group’s strategy is to offer innovative products and services within Vodafone-branded, end-to-end, customer propositions, which utilize the Group’s global footprint and global brand to offer customers a unique mobile experience and seamless international services.

Brand

Since April 2002, a number of significant achievements have been made to progress this strategy. The Company implemented its strategy to introduce the Vodafone brand into all its controlled mobile businesses and, at September 30, 2002, all mobile subsidiaries other than Italy and Japan had migrated to the single Vodafone brand. Omnitel Vodafone in Italy rebranded as Vodafone Omnitel during June 2002.  In Japan, J-Phone Vodafone is to migrate to the single brand by December 2003. As a result of the brand rollout and the continuing “How are you?” advertising campaign, the Group believes it has improved considerably its brand awareness.  Vodafone branding is now focused on building upon its brand awareness and turning this into brand preference.

This year, the Group became a principal sponsor of Ferrari, further promoting the awareness of the brand globally and creating joint product development and merchandising opportunities.  Vodafone also continues to benefit from its sponsorship of Manchester United.

The strength of Vodafone’s brand and its portfolio of international services led to the signing of a further partner agreement with MTC of Kuwait.  Under this agreement, both Vodafone and MTC customers will now be able to benefit from easy access to Vodafone’s international services.  The Group’s two existing partner agreements, with Radiolinja of Finland and TDC of Denmark, are now fully operational.  These agreements allow the Group to secure a return on its investment in a global brand and have the added benefit of extending the Group’s global footprint without the need for equity investment.

New service offerings

The Vodafone brand is also of fundamental importance to the Group’s latest, and most significant service offering, Vodafone live!. Launched in seven countries during October and early November, Vodafone live! is a major Group-wide program, designed to offer the customer an integrated experience of handset and services.  Vodafone live! is built around easy to use mobile services such as picture messaging, games, ringtones and mobile content.  Vodafone live! and Vodafone Mobile Office, the business proposition, are both expected to build brand preference amongst customers.

Vodafone live! represents a significant step forward for the Group, involving development of an integrated customer proposition and service offering together with the customization of handsets with the Vodafone brand, Vodafone-specific menus with embedded links and Vodafone-specific games and content all launched on a co-ordinated pan-European basis.  It represents a significant building block in the attainment of the Group’s data strategy.

Part of the Vodafone live! customer offering is a wide range of high quality, multi-media entertainment-led content containing both international and local information.  This is provided by Vodafone Global Content Services, formerly Vizzavi, which became a wholly-owned subsidiary of the Group in August 2002.

Vodafone further extended its range of product and service offerings for customers with the launch in July of a prepaid top-up service for international travelers, enabling prepaid customers to use their mobiles when abroad as if they are using them at home.  This service is now available in eleven countries.  This was followed, in September, by the launch of Eurocall Platinum, a service aimed at reducing the cost of calls for high value roaming customers, building on the success of Eurocall, Vodafone’s single rate European price plan, launched in January 2001.

Another major part of the Group’s growth strategy is Vodafone Mobile Office.  The Group already offers services that provide mobile access to corporate intranets and office-based applications at speeds comparable to those available through standard fixed telephone lines. With Vodafone Mobile Office, the Group’s offerings for business and corporate customers will be brought together to deliver easy and seamless access to corporate information systems and business applications over the Vodafone network.  The first part of the Group-wide Vodafone Mobile Office program was launched on November 19, 2002 in Germany, Italy, the Netherlands, Spain and Sweden and is called “Vodafone Remote Access”.  This will be a pan-European Vodafone-branded solution for secure, remote connection of laptops to the corporate network using a Vodafone-enabled GPRS data card and customized software.  With over eight million laptops in Western Europe alone being accessed away from the desk, this represents a significant opportunity for the Group.

3G

The development and rollout of the Group’s third generation mobile services (“3G”) networks remains an important element of its data strategy, with 3G networks offering both increased spectrum capacity and quality of service.  A Group-wide 3G program management team has been put in place to oversee the project.  To date, the Group has achieved its initial operating target of having commenced internal user field trials in five European networks as well as in Japan. Over the next twelve months the Group intends to have its 3G infrastructure technically ready and operational in major markets, with Japan being the first of the Group’s networks to launch in December 2002.

Synergies

The globalization of the Group’s supply chain relationships is advancing.  The Group is now either managing or co-ordinating centrally the purchase of network infrastructure (including that related to 3G) and IT platforms used for building services, as well as handsets and other items such as consultancy services. Global supply chain management is generating significant synergy savings for the Group and is playing a key role in the Vodafone live! program, ensuring availability of Vodafone-configured handsets through intensive liaison with handset suppliers.

Good progress has been made on the synergies arising from the Mannesmann transaction.  It is currently expected that the Group will exceed the forecast £500m of post tax cash flow synergies for the year ending March 31, 2003.

Corporate Social Responsibility

The Group’s corporate social responsibility (“CSR”) program is moving ahead with the commitments made in its 2002 CSR report, published in June 2002.  The Group continues to strengthen its CSR management system and has initiated several projects to further quantify the benefits arising from action on key social and environmental issues.  These include initiatives to understand and deliver energy efficiency improvements, to explore selected mobile applications offering specific environmental or social benefits, and to promote additional schemes aimed at incentivizing customers to return handsets and accessories for reuse or recycling. Vodafone also remains a constituent of the FTSE4Good index and the Dow Jones Sustainability index of companies.

SUMMARY OF MOBILE TELECOMMUNICATIONS BUSINESSES’ CUSTOMER INFORMATION

AT SEPTEMBER 30, 2002

COUNTRY	PERCENTAGE OWNERSHIP(1)	VENTURE CUSTOMERS	REGISTERED PROPORTIONATE CUSTOMERS	REGISTERED PREPAID(2)	TOTAL CONTROLLED ACTIVE(3)
		(thousands)	(thousands)	(%)	(%)

NORTHERN EUROPE
UK	100.0	12,957	12,957	59	93
Ireland	100.0	1,705	1,705	71	99
Netherlands	70.0	3,271	2,290	62	94
Sweden†	74.7	1,269	948	30	90
Belgium	25.0	4,188	1,047	57
France	32.0	12,794	4,094	48
TOTAL		36,184	23,041	55	94

CENTRAL EUROPE
Germany	100.0	21,810	21,810	55	92
Hungary†	68.3	704	480	89	92
Poland	19.6	4,088	801	48
Switzerland	25.0	3,542	886	36
TOTAL		30,144	23,977	52	92

SOUTHERN EUROPE
Italy	76.8	18,316	14,063	91	94
Albania	76.4	271	207	98	N/A
Greece	51.9	3,113	1,615	72	78
Malta	80.0	155	124	92	95
Portugal	61.4	2,977	1,827	73	88
Spain	93.8	8,226	7,715	55	94
Romania	20.1	2,463	495	65
TOTAL		35,521	26,046	78	92

AMERICAS
United States†(4)	44.3	31,521	13,953	6
Mexico	34.5	2,176	751	83
TOTAL		33,697	14,704	12

ASIA PACIFIC
Japan	69.7	12,949	9,031	5	99
Australia	100.0	2,266	2,266	42	96
New Zealand	100.0	1,156	1,156	77	92
Fiji	49.0	88	43	91
India	20.8	146	30	55
China	3.3	111,276	3,639	56
TOTAL		127,881	16,165	51	98

MIDDLE EAST AND AFRICA
Egypt†	60.0	1,979	1,187	85	97
Kenya	30.0	581	174	99
South Africa	31.5	7,130	2,246	84
TOTAL		9,690	3,607	85	97

GROUP TOTAL		273,117	107,540	52	94

Notes

(1)                                  All ownership percentages are stated as at September 30, 2002 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)                                  Prepaid customer percentages are calculated on a venture basis.

(3)                                  Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).

(4)                                  The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network  interests of approximately 98.4% at September 30, 2002.  In the absence of acquired interests, this proportionate ownership will vary slightly from period to period dependent on the underlying mix of net additions across each of these networks.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on the unaudited interim consolidated financial statements for the six month period to September 30, 2002.  Comparative information for the results of operations has been extracted from the unaudited interim consolidated financial statements for the six month period to September 30, 2001.

The unaudited interim consolidated financial statements for both periods are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the material differences between net loss in accordance with UK GAAP and net loss in accordance with US GAAP is set forth in Note 9 to the unaudited interim consolidated financial statements.

The results of operations for the six month period to September 30, 2002 reflect the transactions described under “Recent Transactions”.

The Group’s interest in the J-Phone Group was accounted for as an associated undertaking up to October 11, 2001.  The Group’s interest in Japan Telecom was also accounted for as an associated undertaking from June 1, 2001 to October 11, 2001.  Prior to June 1, 2001, the Group’s interest in Japan Telecom was accounted for as a fixed asset investment.  The results and net assets of Japan Telecom and the J-Phone Group were fully consolidated in the Group’s financial statements with effect from October 12, 2001.

Results of Operations

The following tables of summarized financial information, and the discussion below, compare the results of operations for the six months ended September 30, 2002 with the six months ended September 30, 2001.

			Six months ended September 30,
	Continuing operations	Acquisitions	2002		2001
	£m	£m	£m		£m

Group turnover	14,895	3	14,898		8,906

Total Group operating loss	(2,185)	(12)	(2,197)		(7,820)
Total Group operating profit, before goodwill and exceptional operating items	4,650	(10)	4,640		3,392
Amortization of goodwill	(6,835)	(2)	(6,837)		(6,697)
Exceptional operating items	—	—	—		(4,515)

Loss on ordinary activities before interest and taxation			(1,930)		(8,068)

Loss on ordinary activities before taxation			(2,320)		(8,449)

Loss for the financial period			(4,336)		(9,735)

Basic earnings / (loss) per share
— before amortization of goodwill and exceptional items			3.28	p	2.51	p
— after amortization of goodwill and exceptional items(1)			(6.36	)p	(14.36	)p

Dividend per share			0.7946	p	0.7224	p

Note

(1)                        Goodwill amortization charge of £6,837m, compared with £6,697m for the six months ended September 30, 2001. Exceptional items for the current period comprise net exceptional non-operating income of £267m.  For the six months ended September 30, 2001, exceptional operating and non-operating charges totalled £4,515m and £248m, respectively. Further details are given in Notes 3 and 4 to the unaudited interim consolidated financial statements.

Statutory turnover

The Group’s statutory turnover increased by £5,992m to £14,898m for the six months ended September 30, 2002 from £8,906m for the six months ended September 30, 2001.  Growth in turnover from existing operations was £1,244m, representing an increase of 14%, and growth in respect of acquired businesses was £4,748m, comprising J-Phone Vodafone (£3,731m) and Japan Telecom (£1,017m), both of which became subsidiaries and therefore were consolidated in the second half of the 2002 financial year.

Turnover increased as a result of the increased average customer base and improved levels of usage, although this was partly offset by reductions in call termination rates in certain of the Group’s markets. Compared with the twelve month period ended March 31, 2002, ARPU for the twelve months ended September 30, 2002 improved in Germany and the UK as a result of a combination of these factors together with increased levels of customer base activity resulting from expected disconnections from the customer base.  Mobile data revenues also increased and made a significant contribution to overall turnover growth and ARPU improvements and, at £1,701m, data accounted for 13.2% of service revenues in the Group’s controlled mobile subsidiaries for the twelve months ended September 30, 2002, compared with 11.1% for the 2002 financial year.  Short Message Service (“SMS”) revenues continue to represent the principal component of data revenues and the increase reflects both increases in usage per customer and penetration of the service into the customer base.  In addition, Japan has continued to develop its data and content service offerings, contributing to an increase in data revenues which, for August and September 2002, represented over 20% of service revenues.  The Group is expecting to further grow non-voice service revenues through its Vodafone live! and Vodafone Mobile Office service offerings, which are described in more detail under “Other Business Developments, Products and Services, New service offerings”.

Expenses

Consolidated cost of sales increased from £4,916m for the six months ended September 30, 2001 to £8,574m for the six months ended September 30, 2002 and now represents 58% of turnover, compared with 55% for the six months ended September 30, 2001.  The Group’s equipment costs and cost of providing financial incentives to service providers and dealers for acquiring and retaining customers reduced to 12.4% compared with 14.6% of turnover for the comparative six-month period.  This excludes the effects of the first time inclusion of J-Phone Vodafone where costs to connect and retain customers, although reducing, are significantly higher than in the Group’s other markets.  This decrease reflects the continued focus on gaining and retaining high-value customers in the most cost-efficient manner.  Inclusive of J-Phone Vodafone, equipment costs and financial incentives amounted to 19.0% of turnover for the six months ended September 30, 2002.

Sales and administration costs, excluding goodwill amortization and exceptional items, increased from £1,744m to £2,720m, the increase being attributable almost entirely to the first time inclusion of J-Phone Vodafone and Japan Telecom.  These costs represented 18.3% of turnover for the six months ended September 30, 2002 compared with 19.6% for the comparable six months, demonstrating the Group’s ongoing focus on cost control and the realization of synergies.

Depreciation increased by £839m to £1,892m, primarily as a result of the consolidation of the results of J-Phone Vodafone and Japan Telecom. Excluding the effects of J-Phone Vodafone and Japan Telecom, the Group’s depreciation charge increased 12% over the comparable period.

Operating results

The total Group operating profit for the period, before exceptional items and goodwill amortization, increased by 37% from £3,392m to £4,640m, including an increase of £620m in respect of J-Phone Vodafone and Japan Telecom, which both became subsidiaries of the Group in October 2001.

After goodwill amortization and exceptional items, the total Group operating loss improved from a loss of £7,820m in the six months ended September 30, 2001 to a loss of £2,197m for the six months ended September 30, 2002 as the increased goodwill amortization charge of £140m was more than offset by a £4,515m reduction in exceptional operating items and the £1,248m improvement in operating profit.

The loss for the six months ended September 30, 2002 was £4,336m (September 30, 2001: £9,735m).

Proportionate results

The table of financial information presented below is presented on a proportionate basis. Proportionate presentation is not a measure recognized under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP. Proportionate information is calculated on the basis described in Note 1 to the unaudited interim consolidated financial statements.

Proportionate turnover increased 15% to £16,517m as a result of strong organic growth together with the effect of increased stakes in certain of the Group’s existing businesses, principally Japan Telecom and J-Phone Vodafone.  In the mobile businesses, proportionate turnover also grew by 15% to £15,459m, including 10% organic growth in service revenues.

The Group’s proportionate EBITDA margin in the mobile businesses increased from 35.4% in the comparable period to 39.0% in the six months ended September 30, 2002, with all the Group’s main markets reporting increased EBITDA margins.  Greater control over customer acquisition and retention costs accounted for 1.5 of the 3.6 percentage point increase in the Group’s mobile EBITDA margin during the period, with the remainder of the margin improvement arising from ongoing cost control and the realization of synergies.  In Japan, proportionate mobile EBITDA margins have been improved from 20.5% to 32.0%, as a result of lower customer acquisition and retention costs and the continuing benefits generated through the merger of regional operating companies into a single structure.  This increase was also achieved against a backdrop of continued strong demand for camera-enabled handsets and increased competition.

	Proportionate turnover Six months to 30 September			Proportionate EBITDA (1) (2) Six months to 30 September
	2002	2001	Increase / (decrease)	2002	2001	Increase
	£m	£m	%	£m	£m	%
Mobile telecommunications:
Northern Europe	3,565	3,133	14	1,379	1,028	34
Central Europe	2,585	2,343	10	1,174	1,026	14
Southern Europe	3,009	2,408	25	1,313	1,049	25
Americas	2,907	2,839	2	1,010	1,000	1
Asia Pacific	3,155	2,517	25	1,042	567	84
Middle East and Africa	238	252	(6)	109	108	1

	15,459	13,492	15	6,027	4,778	26

Other operations:
Europe	380	381	—	(2)	(32)	—
Asia Pacific	678	453	50	178	31	474

	16,517	14,326	15	6,203	4,777	30

Organic growth at constant exchange rates			8			24

Notes
(1)	Before exceptional items.
(2)	Group EBITDA and proportionate EBITDA are not recognized measures under UK GAAP. Further details are given in Notes 7 and 10 to the unaudited interim consolidated financial statements, respectively.

Mobile telecommunications

The Group’s mobile businesses were the principal drivers of growth in the period and continue to demonstrate the Group’s operational strength, with turnover and operating profit, before goodwill amortization and exceptional items, increasing by 59% and 30% to £13,440m and £4,675m, respectively.  The Group continued to expand its customer base in the period, adding a further 6.4 million customers to its proportionate registered customer base. At September 30, 2002 the Group had 107.5 million proportionate registered customers and a total venture base of 273.1 million, compared with 101.1 million and 229.2 million, respectively, at March 31, 2002.

Northern Europe

United Kingdom

Vodafone UK reported strong profit growth as it continued to realize benefits from the acquisition and retention of high value customers and the continuing focus on cost efficiencies.  This is reflected in a 37% increase in total Group operating profit, before amortization of goodwill and exceptional items, achieved on an 11% increase in statutory turnover.  Operating efficiency initiatives, including the benefits of last year’s restructuring, have contributed strongly to a 5.7 percentage point increase in EBITDA margin.

The trend of declining ARPU in the market place was reversed with blended ARPU for the twelve months to September 30, 2002 increasing to £282 compared to £276 for the twelve months ended March 31, 2002. Improved customer activity levels contributed to this increase with active customers increasing from 89% of the base at March 31, 2002 to 93% at September 30, 2002.  In addition, Vodafone UK’s share of outgoing mobile service revenue in Oftel’s quarterly review stands at 33.9%, representing a lead of 6.7% over the second placed UK network.

In the twelve months ended September 30, 2002, data revenue as a percentage of service revenue has increased to 13.2% compared to 11.8% for the year ended March 31, 2002 and 8.9% for the twelve months ended September 30, 2001. This is primarily due to continued increases in SMS penetration and usage in both the contract and prepaid base, as customers take advantage of the full range of products and services available.

Contract ARPU has fallen from £555 to £536 due to the continued migration of higher value prepaid customers on to contract tariffs.  Notwithstanding this migration, Vodafone UK has seen an increase in prepaid ARPU to £121 as opposed to £118 for the twelve months to March 31, 2002 as inactive customers were disconnected.

As at September 30, 2002, Vodafone UK had 12,957,000 registered customers, of whom 5,264,000 were contract customers. The contract base now makes up 41% of the total base, which represents an improvement of three percentage points since March 31, 2002.  Vodafone UK’s contract base now exceeds that of its nearest competitor by 26%.  The period saw the proportion of active prepaid customers increase from 84% of the prepaid base at March 31, 2002 to 90% at September 30, 2002.

Blended customer disconnections from the network (“churn”) for the twelve months to September 30, 2002 increased when compared to the twelve months to March 31, 2002 as a result of increased disconnections of the inactive prepaid base.  Contract churn has fallen from 26.1% to 23.5% for the twelve months to September 30, 2002, whilst prepaid churn has risen to 33.5%.

Whilst continuing to invest in the connection of higher value customers, the UK business maintained a stable contract cost to connect of £121, compared with £119 for the six months ended September 30, 2001.  The average cost to connect for prepaid customers fell from £32 to £10, improving the profitability of this market segment further.

Other Northern Europe

The Group successfully completed the rollout of its rebranding program across its other interests within Northern Europe as Europolitan Vodafone migrated to the single Vodafone brand in April 2002. Vodafone brand awareness was further strengthened across the region with the launch of the ‘How are you?’ campaigns in The Netherlands, Sweden and Ireland.

The Group’s other interests within Northern Europe reported strong financial performance.  Statutory turnover increased by 26% over the period partly as a result of the enlarged customer base and increased voice and data revenues. Voice revenues increased in all Other Northern Europe markets, with a particularly strong increase reported in Vodafone Netherlands, where blended ARPU increased by 7%.  Data revenues also grew across the region including Vodafone Ireland where data and SMS revenues for the twelve months ended September 30, 2002 represented 17% of total service revenues.

The proportionate registered customer base increased by 264,000 to 10,084,000 and was driven by continued growth by SFR in the relatively under-penetrated French market and increased consumer sales in Sweden, including the successful launch of its new Vodafone-branded prepaid product. Vodafone Ireland also consolidated its position as the largest mobile operator in Ireland with a 57% market share.

In July 2002, Vodafone Ireland was awarded one of four twenty-year UMTS licenses for a total cost of €114m.

Central Europe

Germany

The robust operating results for Vodafone Germany, which were achieved against a backdrop of difficult economic conditions, reflect the benefits arising from its customer base management program, which has seen the continued removal, during the first quarter, of inactive prepaid customers from the customer base, an increase in the contract base and the launch of further innovative products and services.

Statutory turnover increased as a result of higher levels of voice usage and improved data and messaging revenues, which now represent 15.4% of service revenues, with data revenues benefiting from continued strong SMS usage and increased mobile internet activity.  The launch of Multimedia Messaging Services (“MMS”) in April 2002, the first such launch in Germany, and other services such as premium SMS and GPRS roaming also contributed to the improved data revenue performance. Equipment revenues were lower as a result of increased levels of SIM-only connections.

The downward trend in customer numbers was reversed in the period, despite the continued removal of inactive prepaid customers from the customer base, as Vodafone Germany was able to increase the number of contract customers in the twelve month period to September 30, 2002, increasing the share of contract customers in its base from 40% at September 30, 2001 to 45%.   Vodafone Germany introduced further initiatives aimed at improving the customer mix including the launch of a customer loyalty program, “Vodafone Stars”, and the signing of a co-operation agreement with Lufthansa, to strengthen customer loyalty within the business segment and to better address the requirements of high value roaming customers.  As a result, Germany increased the proportion of its customer base that is active to 92% at September 30, 2002, compared with 91% at March 31, 2002.

The improved mix in the customer base has contributed to the improved blended ARPU performance, with prepaid ARPU for the twelve months to September 30, 2002 increasing to €121 from €110 for the twelve months to March 31, 2002.  Contract ARPU reduced to €542, compared with €559 for the twelve months to March 31, 2002.   The increase in the blended churn rate can be attributed to a slightly reduced contract churn rate, which decreased from 18.3% to 16.3%, offset by the prepaid churn rate which increased from 27.1% to 32.5% as a result of the removal of inactive customers from the prepaid customer base.

Operating profit benefited from improved equipment margins as a result of lower handset subsidies, with prepaid cost to connect reducing to €19 and contract cost to connect reducing to €129, benefiting from an increased share of SIM-only connections. Further increases in the EBITDA margin were also made as a result of improved operational efficiency.

Other Central Europe

The Group’s other interests within Central Europe reported improved financial performance, reflecting both continued growth in the mobile markets represented and improved operational efficiency.

In the six month period from March 31, 2002, the proportionate registered customer base increased by 14%, with Vodafone Hungary increasing its customer base by 27%.  In Poland, penetration levels improved from 28% to over 32% in the period, with Polkomtel increasing its customer base by 13%.  The Polish market was particularly competitive during the period as the third largest operator chased market share ahead of customer profitability.  However, Polkomtel’s ARPU remains the highest in Poland.

Voice and data revenues in Hungary grew significantly over the comparable period as a result of a 27% increase in its customer base and were also boosted by improved roaming revenues and the launch of prepaid roaming top-ups.

The increase in proportionate turnover includes the effect of an 18.2% stake increase in Vodafone Hungary and a 7% increase in turnover in Polkomtel. Voice and data revenues increased in Swisscom Mobile although the increase was partly offset by a decline in national roaming turnover and reduced revenue from handset sales.

EBITDA margins improved in all of the businesses within Other Central Europe.

Southern Europe

Italy

The results for Vodafone Omnitel demonstrate continuing strong operational performance, with Vodafone Omnitel consolidating its position as the second largest operator in the 90% penetrated Italian mobile market.

Statutory turnover increased by 20% which was mainly attributable to an 18% increase in service revenues driven by higher usage levels, increased average customer base and improved margins on prepaid top-ups, which more than offset Vodafone Omnitel’s decision to reduce termination rates during the period and lower revenues from national roaming.  After adjusting 2001 results onto a comparable basis for distributor discounts on prepaid top-up cards, statutory turnover and service revenues increased by 15% and 14%, respectively.  Service revenue growth was also boosted by data revenues, which increased by 50% compared with the six month period ended September 30, 2001 and for the month of September 2002 represented 10.4% of service revenues, with almost 53% of customers using data products.  This increase was primarily due to higher SMS revenues reflecting successful promotional activities. Proportionate EBITDA, before goodwill amortization and exceptional items, increased by 20%. The proportionate EBITDA margin, after adjusting 2001 results onto a comparable basis for distributor discounts on prepaid top-up cards, increased from 47.3% to 49.4%.

Prepaid ARPU remained stable at €296 for the twelve months to September 30, 2002 compared to €297 for the 12 months to March 31, 2002.  Contract ARPU benefited from Vodafone Omnitel’s targeted acquisition and retention policy and increased from €769 in the year ended March 31, 2002 to €794 for the twelve months ended September 30, 2002.  Total average cost to connect reduced to €26 as a result of Vodafone Omnitel’s commercial policies.

Since March 31, 2002, Vodafone Omnitel’s registered customer base increased over 3% and, at September 30, 2002, stood at 18,316,000, 91% of whom were connected to prepaid tariffs and only 6% of whom were considered inactive.  On October 7, 2002, the number of competitors in the Italian market reduced to three following the split-up and sale of Blu’s assets, part of which have been acquired by Vodafone Omnitel.

Competition was further intensified following the introduction of mobile number portability and as other operators sought to emulate the success of Vodafone Omnitel’s OmniOne loyalty program by developing their own commercial offers and incentives aimed at sustaining customer loyalty.  In this environment, Vodafone Omnitel was able to slightly reduce its churn rate and make net customer gains.  Furthermore, in the most recent customer satisfaction survey carried out in the period, Vodafone Omnitel confirmed its leadership over competitors.

During the period, Vodafone Omnitel increased its focus on providing innovative value added services to its customer base, introducing MMS services, which were successfully launched in June 2002 making Vodafone Omnitel the first to do so commercially in Italy, GPRS roaming and international prepaid top-up facilities.

In other developments, the Italian Government agreed to extend the duration of 2G and 3G licenses from fifteen to twenty years.

Other Southern Europe

The Group’s other interests within Southern Europe continued to achieve strong results.

The increase in statutory turnover over the period was principally driven by a combination of an increased customer base and higher usage levels. Turnover was adversely affected by outgoing and incoming tariff reductions in Spain from March 2002 and incoming tariff reductions in Greece in August 2002. The period also saw the introduction of a fourth mobile operator into the Greek market.

Data revenues grew particularly strongly, largely as a result of higher SMS revenues and in response to successful launches of premium SMS products and services within Spain.  The launch of MMS in Greece and Portugal, where Vodafone companies were the first operators to offer such services, is expected to contribute to future increases in data revenues. Proportionate registered customers increased 10% to 11,983,000, including the effect of an additional 2.2% stake increase in Vodafone Spain.

Vodafone Portugal maintained its overall market position as the second largest operator in Portugal whilst strengthening its leadership in the contract segment.

The Group’s operations in Albania, Malta and Romania all continue to perform satisfactorily in terms of customer growth and profitability.  In particular, Albania, which has only been operating for fourteen months, now has a market share of over 40%.  In Romania, the Government is shortly to award four UMTS licenses.

Americas

Verizon Wireless

Verizon Wireless operates in a highly competitive market place, which currently consists of six nationwide competitors and several regional and smaller rural carriers, and has retained its position as the leading mobile telecommunications provider in the United States in terms of number of customers, network coverage and revenues.  Difficult economic conditions in the US have resulted in net customer growth slowing considerably from prior years. Nevertheless, Verizon Wireless has continued its strong growth in customer net additions for the last two quarters due to successful marketing campaigns.

The increase in proportionate turnover for the period is primarily due to increased service revenue from the larger customer base, as well as additional handset sales for both upgrades and gross additions. The proportionate EBITDA margin decreased slightly as a result of higher retention costs and higher acquisition costs. Statutory total Group operating profit, before goodwill and exceptional items, decreased primarily due to a 43% higher depreciation charge resulting from increased capital expenditure to handle increased usage resulting from bundled tariffs and to improve network capacity in spectrum-constrained areas.  The results for the period were also impacted by the relative strength of sterling against the US Dollar.  Proportionate turnover and proportionate EBITDA in local currency grew by 9% and 6%, respectively.

At September 30, 2002 Verizon Wireless’ total customer base stood at 31,521,000.  Approximately 94% of customers were on contract plans and there were approximately 1.5 million data users, the majority of whom were Mobile Web customers.  SMS usage has grown significantly in the last six months due to the launch of inter-carrier interoperability earlier this year.  However, competitive pressures have had an unfavorable impact on ARPU with competitors’ tariffs now incorporating large numbers of bundled minutes and have resulted in increased cost to connect through higher handset subsidies and higher trade commissions. The period has also seen Verizon Wireless continue to roll out its CDMA 1XRTT network and extend total coverage to 172 million people, representing 75% of the Verizon Wireless national footprint.

Verizon Wireless has $261m on deposit with the Federal Communications Commission (“FCC”) representing 15% of the payment made in relation to the re-auction of licenses for 1.9GHz spectrum (“Auction 35”).  On  September 12, 2002 the FCC issued a public notice seeking comment on either dismissing pending applications or allowing bidders to opt-out of Auction 35.  Verizon Wireless and most of the other high bidders are urging the FCC to make a timely decision on this matter.  Verizon Wireless believes that to meet expected usage demands in its most densely populated areas, it will require extra spectrum in the next eighteen to thirty months.

Other Americas

Grupo Iusacell increased its customer base from 1,995,000 at the beginning of the period to 2,176,000 at September 30, 2002.  This 9% increase is primarily due to growth in prepaid customer numbers within a consolidating and increasingly competitive market.  However, Grupo Iusacell experienced erosion of higher value contract customers and an increase in the number of inactive prepaid customers, resulting in declines in both ARPU and EBITDA.  Strategic initiatives are being implemented to improve performance including the appointment of a new chief executive officer, headcount reductions and an internal reorganization.

In August 2002, the sale of two Globalstar service provider companies, Globalstar USA and Globalstar Caribbean, was finalised. Efforts to sell the last remaining Globalstar service provider, Globalstar de Mexico, are continuing.

Asia Pacific

Japan

Proportionate turnover for J-Phone Vodafone increased significantly from the comparative period, and includes a full period effect of the stake increases that took place during the last financial year.  The increase also reflects strong customer growth, together with the success of J-Phone Vodafone’s data and content product offerings.  The results of J-Phone Vodafone were not fully consolidated until October 12, 2001.

Penetration in the Japanese cellular market reached 57% by the end of September 2002, representing growth of 2% over the period. Notwithstanding the slowdown in market growth, J-Phone Vodafone consistently captured a higher percentage of net customer additions in each month in the period compared to its cumulative market share. This can largely be attributed to the strength of the brand and the popularity of camera and internet enabled handsets. Furthermore, J-Phone Vodafone is using an attractive mix of handsets combined with innovative services to attract and retain customers, which has contributed to the reduction in customer churn.

J-Phone Vodafone enjoys the highest ARPU of any company within the Vodafone Group and the success of data and content products resulted in further increases in data and SMS revenues, which exceeded 20% of service revenues in August and September 2002. However, the positive effect this had on ARPU was more than offset by the expected decline in voice ARPU.

Total average cost to connect decreased following a reduction in acquisition incentives and more cost efficient and effective purchasing of handsets. Additionally, J-Phone Vodafone made savings on operating costs which contributed to significant growth in EBITDA.  As a result, the mobile EBITDA margin increased from 20.5% to 32.0%.

J-Phone Vodafone realized substantial capital expenditure efficiencies during the period as a result of the merger of J-Phone Vodafone’s operating companies and from the improved purchasing position it enjoys as a member of the Vodafone Group.  These efficiency gains have enabled J-Phone Vodafone to concentrate its capital expenditure on 3G infrastructure and pursue a faster and more efficient rollout of its 3G network as it prepares for commercial launch in December 2002.

Other Asia Pacific

In Australia, an extremely competitive and maturing market, EBITDA increased by 14% due to a continued focus on improving operational efficiency and a change in product marketing and distribution strategy.  Cost base rationalization has continued over the last six months with restructuring activities reducing the workforce by 12%.  Handset subsidies have also been phased out on plans targeted at retail customers.

Over the last six months, Australia experienced an initial decline in blended ARPU due to the increase in the proportion of lower spending prepaid customers.  However, contract ARPU is now stabilizing with an increasing trend in SMS and data revenue.

In the six months to September 30, 2002 Vodafone New Zealand increased its EBITDA by 34%, revenues by 18% and blended ARPU by over 2%.

China Mobile saw monthly customer growth slow between June 2002 and September 2002 due to seasonal effects and aggressive marketing by a competitor that included bundled handset and tariff plans on its newly launched CDMA network.  However, excluding the effect of the acquisition referred to below, the customer base still grew by over ten million in the period.  Monthly ARPU continued to fall after showing signs of stabilizing earlier in the year as a result of lower tariffs aimed at retaining customers as competition increased.  SMS volumes continued to grow substantially with 7.8 billion messages sent in the first quarter of the current financial year, up from 4.8 billion in the prior quarter.

On June 18, 2002 Vodafone invested a further US$750m in China Mobile and obtained the right to appoint a non-executive director to the China Mobile board. Subsequently, on July 1, 2002, China Mobile acquired from its parent eight provincial cellular operations with a total of 25,143,000 customers. Vodafone’s stake in China Mobile increased to approximately 3.27% as a result of these two transactions.  The two companies’ strategic alliance has been further strengthened in areas such as roaming, standards and best practice.

Middle East and Africa

Vodafone Egypt reported significant customer growth during the period of 261,000 to 1,979,000 at September 30, 2002.

In South Africa, Vodacom continued to grow strongly with a 23% proportionate EBITDA improvement and customer growth of 9% to 7,130,000.  Additionally, Vodacom’s operation in Tanzania is now contributing a positive operating profit in its second year of operation.

In Kenya, Safaricom consolidated its position as the largest mobile operator with 55% of the market as customer numbers increased by 32% to 581,000 during the period.

Other Operations

The Group’s other operations mainly comprise interests in fixed line telecommunications businesses, including Arcor in Germany, Japan Telecom, Cegetel in France, Vodafone Information Systems, an IT and data services business based in Germany and, until  August 29, 2002, the Vizzavi joint venture.

Statutory turnover for the Group’s other operations increased primarily as a result of the stake increases in Japan Telecom which was consolidated from October 12, 2001.  Proportionate EBITDA, before exceptional items, increased by £177m to £176m, primarily through the impact of the Group’s increased interest in Japan Telecom and a substantial increase in its underlying EBITDA performance.

Arcor

Arcor provides fixed network services in Germany. The German fixed line market remains intensely competitive although Arcor has retained its position as the leading private operator and the strongest competitor to Deutsche Telekom, the market leader. Turnover from voice, data and internet businesses increased in the period compensating for the reduction in carrier business caused by the competitive market. During the period the contract voice customer base increased by approximately 150,000 to 2,500,000 customers. Total traffic volumes increased by 15% compared to the same period in 2001 to 11.2 billion minutes.

In January 2002, a contract with Deutsche Bahn AG was signed to carve out Arcor’s railway specific telecommunication and service business into the company Arcor DB-Telematik GmbH. Following completion of the sale in April 2002, the remaining 50.1% share of Telematik was sold to Deutsche Bahn AG in July 2002.

Japan Telecom

Japan Telecom is the third largest fixed line telecommunications operator in Japan, offering both voice and data services.  Since Vodafone gained control in October 2001, Japan Telecom’s profitability has improved significantly, with operating profit, before goodwill amortization and exceptional items, of £59m for the six months ended September 30, 2002.  This can be largely attributed to the implementation of a transformation plan entitled Project V.  This plan specifically includes identifying the products and services that will contribute the most to profit both now and in the future, increasing focus on the core business, and an organizational re-alignment to improve operating efficiencies and capabilities.

The fixed line market in Japan remains extremely competitive following the lifting of market entry restrictions and although the carrier designation service “My-Line” was introduced in May 2001, the maintenance of market share continues to be a challenge in the customer voice segment.  The main focus of the business in the period has been on high growth business opportunities and the delivery of innovative data products and services.  The corporate customer base continues to expand due to the uptake of IP data related services, with the next-generation IP network “PRISM”, using optical fibers, being particularly successful.

Amortization of goodwill

The increase in the goodwill amortization charge to £6,837m is primarily due to a full period’s charge for amortization of goodwill in respect of the acquisition of J-Phone. These charges for goodwill amortization do not affect the cash flows of the Group or the ability of the Group to pay dividends.

Exceptional items

There were no exceptional operating items charged in the six months to September 30, 2002.  During the comparable period to September 30, 2001, exceptional operating items of £4,515m consisted primarily of impairment charges in relation to the carrying value of goodwill for Arcor and Grupo lusacell.

Exceptional non-operating income of £267m (September 30, 2001: charge of £248m) mainly represents a profit on disposal of fixed asset investments of £268m, principally relating to the disposal of the Group’s interest in Bergemann GmbH, through which the Group’s 8.2% stake in Ruhrgas AG was held.

In accordance with UK accounting standards the Group regularly monitors the carrying value of its fixed assets. At March 31, 2002, a review was undertaken which assessed whether the carrying value of its assets could be supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to March 31, 2011.  This review resulted in the impairment of certain of the Group’s assets.  A further review was undertaken at September 30, 2002 which included monitoring actual cash flows to date against those previously forecast. The results of the review indicated that no further impairment charges were necessary.

Interest

Total Group net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, increased from £381m for the six months ended September 30, 2001 to £390m for the six months ended September 30, 2002. Net interest costs in respect of the Group’s net borrowings increased to £239m from £188m for the comparable period, reflecting the increase in average net debt levels. Group interest is covered 24.6 times by Group EBITDA (before exceptional items) plus dividends received from joint ventures and associated undertakings, compared with 17.8 times for the six months to September 30, 2001. The Group’s share of the net interest expense of joint ventures and associated undertakings decreased from £193m to £151m due primarily to the consolidation of the Group’s former associated undertakings, Japan Telecom and J-Phone Vodafone from October 2001.

Taxation

The effective rate of taxation, before goodwill amortization and exceptional items, for the period to September 30, 2002 was 37.7%, 2.0% higher than the rate for the year ended March 31, 2002, principally as a result of changes in the Italian tax regime, the absence of last year’s one-off German tax refund and the consolidation of Japan Telecom and J-Phone Vodafone into the Group’s results for the period.

Exchange rates

The effect of translating the results of overseas subsidiaries and associates at exchange rates prevailing in the comparable period to September 30, 2001, would have been to increase total Group operating profit, before goodwill amortization and exceptional items, for the six months to September 30, 2002 by £28m.

Earnings per share

Basic earnings per share, before goodwill amortization and exceptional items, increased 31% from 2.51p to 3.28p for the period to September 30, 2002.

Basic loss per share, after goodwill amortization and exceptional items, decreased from a loss per share of 14.36p to a loss per share of 6.36p for the period to September 30, 2002. The loss per share of 6.36p includes a charge of 10.03p per share (September 30, 2001: 9.88p per share) in relation to the amortization of goodwill and a credit of 0.39p per share (September 30, 2001: charge of 6.99p per share) in relation to exceptional items.

Dividends

The Company has historically paid dividends semi-annually, with the regular interim dividend in respect of the first six months of the financial year payable in February.  The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividend to declare and recommend, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the possibilities for debt reductions and share buy backs.  Accordingly, the directors have declared an interim dividend of 0.7946 pence per share, representing a 10% increase over last year’s interim dividend.

The record date for the interim dividend is November 22, 2002.  The ex-dividend date is November 20, 2002.  The dividend is payable to ordinary shareholders on February 7, 2003 and to ADS holders on February 18, 2003.

Balance sheet

Total fixed assets reduced from £153,462m at March 31, 2002 to £148,066m at September 30, 2002. The decrease of £5,396m comprised a reduction in intangible assets of £2,754m, a decrease in investments of £2,674m, offset by an increase in tangible fixed assets of £32m.

The reduction in intangible assets was primarily due to the amortization of goodwill of £5,767m, offset by additional goodwill of £825m principally in respect of the acquisition of further stakes in Vodafone Spain and Vodafone AG during the period and also the effect of foreign exchange movements.  The increase in tangible fixed assets primarily comprised capital expenditure, offset by charges for depreciation.

The decrease in fixed asset investments of £2,674m was primarily due to amortization of goodwill on the Group’s interests in associated undertakings of £1,070m and foreign exchange movements on goodwill in associated undertakings.

Current assets increased from £9,438m at March 31, 2002 to £9,583m at September 30, 2002, principally due to an increase in liquid resources from £1,789m at March 31, 2002 to £2,695m at September 30, 2002.

Equity shareholders’ funds

Total equity shareholders’ funds at September 30, 2002 decreased from £130,573m at March 31, 2002 to £125,912m. The decrease comprises the loss for the period of £4,336m (after goodwill amortization of £6,837m), dividends of £542m and net currency translation gains of £199m. The decrease was partially offset by the issue of new share capital of £18m.

Inflation

Inflation has not had a significant effect on the consolidated results of operations and financial conditions during the six month period to September 30, 2002.

US GAAP RECONCILIATION

Net loss under US GAAP for the six months to September 30, 2002 was £4,174m, compared with a net loss under UK GAAP of £4,336m. The principal differences between US GAAP and UK GAAP, as they relate to the Company’s unaudited interim consolidated financial statements, are the use of equity accounting under US GAAP for certain subsidiary undertakings which are fully consolidated under UK GAAP, the timing of recognition of connection revenues and expenses, methods of accounting for acquisitions completed before March 31, 1998, the determination of the fair value of the share consideration as a component of the purchase price of acquisitions, the capitalization of interest, the treatment of deferred taxation on intangible assets, the recognition of tax benefits on the exercise of share options and the treatment of dividends declared or proposed after the period end by the Board of Directors.

In the period to September 30, 2002, revenues under US GAAP were £11,966m compared with revenues under UK GAAP of £14,898m. The difference relates primarily to the non-consolidation of certain subsidiaries as a result of the existence of significant participating rights of minority shareholders requiring the equity method of accounting to be adopted under US GAAP rather than the full consolidation of results under UK GAAP. This has not affected the net loss of the Group. The subsidiaries to which this relates were Vodafone Omnitel throughout the six month period to September 30, 2002 and Vodafone Spain until June 29, 2001, the date of completion of the Group’s acquisition of a further 17.8% shareholding in Vodafone Spain, following which Vodafone Spain was fully consolidated under both US GAAP and UK GAAP.

The reconciliation of the differences between UK GAAP and US GAAP is provided in Note 9 to the Company’s unaudited interim consolidated financial statements.

RECENTLY ISSUED US ACCOUNTING STANDARDS

SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”

In April 2002, the FASB issued SFAS No. 145.   SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The impact of SFAS No. 145 on the Group’s financial position and results under US GAAP is not expected to be significant.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146.  SFAS No. 146 will be effective for financial years beginning after December 31, 2002 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.  It nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, under which, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability.   The impact of SFAS No. 146 on the Group’s financial position and results under US GAAP is not expected to be significant.

LIQUIDITY AND CAPITAL RESOURCES

The major sources of Group liquidity over the six month period to September 30, 2002 and the year ended March 31, 2002 have been cash generated from operations, borrowings through long term and short term issuance in the capital markets, borrowings drawn from committed bank facilities, monetization of assets, asset disposals and, for the year ended March 31, 2002 only, the proceeds from a share issuance. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets as well as committed bank facilities.

The increase in operating profit, before goodwill amortization and exceptional items, in the six month period ended September 30, 2002 translated into strong operating cash flows, which increased 56% over the comparable period to £5,676m, including over £1.4 billion of operating cash flows from the Group’s former associated undertakings Japan Telecom and J-Phone Vodafone.

During the six months ended September 30, 2002, the Group increased its operating free cash flow by 80% to £2,947m and generated £2,878m of free cash flow, exceeding the levels generated for the whole of the previous financial year, as analyzed below:

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m

Net cash inflow from operating activities (Note 7)	5,676	3,640	8,102

Purchase of intangible fixed assets	(59)	(223)	(325)
Purchase of tangible fixed assets	(2,705)	(1,816)	(4,145)
Disposal of tangible fixed assets	35	35	75
Net capital expenditure on intangible and tangible fixed assets	(2,729)	(2,004)	(4,395)

Operating free cash flow	2,947	1,636	3,707

Dividends received from joint ventures and associated undertakings(1)	314	32	139
Taxation	(154)	(545)	(545)

Interest on group debt	(211)	(449)	(854)
Dividends from investments	19	—	2
Dividends paid to minority interests	(37)	(33)	(84)
Net cash outflow for returns on investments and servicing of finance	(229)	(482)	(936)

Free cash flow	2,878	641	2,365

Note:

(1)                        Six months ended September 30, 2002 includes £250m from Verizon Wireless.

The Group also invested a net £0.9 billion in merger and acquisition activities, and an analysis of the main transactions in the six month period ended September 30, 2002 is shown below:

		Impact on net debt
Date	Event	£ billion	$ billion

June 18, 2002	Purchase of a further 1.1% stake in China Mobile	0.5	0.8
April 2, 2002	Acquisition of a further 2.2% stake in Vodafone Spain	0.4	0.6
August 21, 2002	Purchase of the remaining minority interests in Vodafone AG	0.3	0.4
Various	Purchase of additional minority stakes in other subsidiaries	0.2	0.3
August 29, 2002	Purchase of remaining 50% interest in Vizzavi	0.1	0.2
July 8, 2002	Disposal of Bergemann GmbH, through which it held an 8.2% stake in Ruhrgas, and Arcor’s Telematik business	(0.7)	(1.1)
Various	Other	0.1	0.2
		0.9	1.4

As a result of the significant levels of free cash flow generated and after merger and acquisition activity, Group dividend payments of £511m and £155m of foreign exchange movements, the Group’s consolidated net debt position at September 30, 2002 decreased to £10,697m, from £12,034m at March 31, 2002. This represented approximately 19% of the Group’s market capitalization at September 30, 2002 compared with 14% at March 31, 2002. A further analysis of net debt can be found in Note 8 to the unaudited interim consolidated financial statements.  The Group’s liquidity and working capital may be affected by a material decrease in cash flow from operations due to factors such as increased competition, delays in development of new services and networks, or inability to receive expected revenues from the introduction of new services.

The Group remains committed to maintaining a solid credit profile. Following the announcement of the proposed acquisitions of interests in Cegetel Groupe S.A., Fitch affirmed Vodafone’s stable outlook and long term credit ratings at A and short term credit ratings at F1 on October 16, 2002. On October 17, 2002, Standard & Poor’s affirmed Vodafone’s stable outlook and long term credit ratings at A and short term credit ratings at A1 and Moody’s, although changing Vodafone’s outlook to negative, affirmed the Group’s long term credit ratings at A2 and short term credit ratings at P1.  Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment as to market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organization.  Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities.  The Group currently has US and euro commercial paper programs of US$15 billion and £5 billion, respectively, which are used to meet short term liquidity requirements.  The commercial paper facilities are supported by a US$11.025 billion committed bank facility, which may be extended for one year from June 2003. This facility replaced the Group’s previous US$13.7 billion committed bank facility and as at September 30, 2002 no amounts had been drawn under it. Additionally the Group has a €12 billion Euro Medium Term Note Program and a US$8 billion US Shelf Program, both of which are used to meet medium to long term funding requirements. The Group also has a JPY225 billion committed bank facility which was fully drawn down on October 15, 2002 and a new fully underwritten €3.5 billion bank term loan, maturing in January 2006. This term loan is available should the total consideration in respect of the acquisition of interests in Cegetel Groupe S.A. exceed €5 billion and existing pre-emption periods have either been waived or have expired. At October 31, 2002, the Group had approximately £10.5 billion (pounds sterling equivalent) of capital market debt in issue, with maturities from April 2003 to February 2030 and £3.0 billion (pounds sterling equivalent) of term funding.

The following table sets out a summary of the committed bank facilities currently available to the Group.

Committed Bank Facilities	Amounts drawn

October 21, 2002 (Post period end)

€3.5 billion term credit facility, maturing  January 30, 2006.  This facility was originally signed on September 18, 2002 but was restated and re-signed on October 21, 2002 upon the inclusion of additional lenders.  There is an option to extend €2 billion of this facility until April 30, 2007.

As of September 30, 2002, no amounts had been drawn from the term credit facility.This facility may only be drawn if the Cegetel transaction goes ahead and the total consideration exceeds €5 billion.

June 27, 2002
$11.025 billion 364-day bank facility (with a one year term-out). The bank facility was increased from $10.625 billion to $11.025 billion on July 26, 2002 through the accession of a new lender.

As of September 30, 2002, no amounts had been drawn from the bank facility. The bank facility is available for general corporate purposes, including working capital, although it serves principally as a back-up to the Group’s $15 billion commercial paper program.

November 29, 2001
¥225 billion term credit facility, maturing January 15, 2007, entered into by J-Phone Finance Co., Ltd. The term credit facility was available for drawing until November 28, 2002.	The term credit facility was drawn down in full on October 15, 2002. The facility is available for general corporate purposes, although amounts drawn must be on-lent to the Company.

Under the terms and conditions of the $11.025 billion bank facility and the €3.5 billion term credit facility, lenders would have the right, but not the obligation, to cancel their commitment and have outstanding advances repaid 30 days after a change of control of the Company. The facility agreement provides for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

Substantially the same terms and conditions apply in the case of J–Phone Finance Co., Ltd’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of September 30, 2002, the Company was the sole guarantor.

In addition, Vodafone AG in Germany has fully drawn bilateral facilities totaling €562m (£353m), which expire in 2004 and 2006, and Japan Telecom and the J-Phone Group have fully drawn bilateral facilities totalling ¥36,767m (£192m) and ¥92,015m (£481m), respectively. These bilateral bank facilities expire at various dates up until January 2009.

Furthermore, certain of the Group’s subsidiary undertakings have committed facilities that may only be used to fund their operations. Vodafone Egypt Telecommunications Company SAE has a partly drawn syndicated bank facility of EGP2.4 billion (£332m) that expires in 2005 and V.R.A.M. Telecommunications Company Limited in Hungary has a partly drawn syndicated bank facility of €350m (£220m) that fully expires in 2008. In aggregate, the Group has committed facilities of approximately £11,982m, of which £9,341m was undrawn at September 30, 2002.

Bond issues

No bonds were issued in the six month period to September 30, 2002.  However, subsequent to the end of the period four bond issuances have been completed in order to refinance existing short term borrowings.  These are described below.

November 29, 2002
€500m 4.625% bond with maturity January 31, 2008

November 26, 2002
$495m 6.25% bond with maturity November 30, 2032
£450m 5.9% bond with maturity November 26, 2032

November 20, 2002
$150m 4.161% bond with maturity November 30, 2007

The Group believes that it has sufficient funding for its present and expected working capital requirements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group’s treasury function provides a centralized service to the Group for funding, foreign exchange, interest rate management and counterparty risk management.  Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed annually by the Company’s Board of Directors. The Group accounting function provides regular update reports of treasury activity to the Board of Directors. The Group uses a number of derivative instruments that are transacted, for risk management purposes only, by specialist treasury personnel. The internal control environment is reviewed regularly by the Group’s internal auditors. There has been no significant change during the period, or since the end of the period, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks. Further details, including policies for the management of these market risks, are described in Vodafone’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2002.

Funding and liquidity

The Group’s policy is to borrow centrally, using a mixture of long term and short term capital market issues and borrowing facilities, to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are lent or contributed as equity to subsidiaries. The Board of Directors has approved ratios consistent with those used by companies with high credit ratings for net interest cover, market capitalization to net debt and EBITDA to net debt, which establish internal guidelines for the level of debt that the Group may have outstanding. These ratios are shared with the credit rating agencies. For the six month period ended September 30, 2002, Group interest, excluding the Group’s share of interest payable by joint ventures and associated undertakings, was covered 24.6 times by Group EBITDA (before exceptional items) plus dividends from joint ventures and associated undertakings. Group EBITDA, before exceptional items, is the operating loss/profit of the Company and its subsidiary undertakings before exceptional costs, depreciation and amortization.

Interest rate management

The Group’s main interest rate exposures are to pounds sterling, euro and yen interest rates. Under the Group’s interest rate management policy, interest rates are fixed when net interest is forecast to have a significant impact on profits. Therefore, the term structure of interest rates is managed within limits approved by the Board of Directors, using derivative financial instruments such as swaps, futures, options and forward rate agreements. At September 30, 2002, 38% (September 30, 2001: 36%, March 31, 2002: 38%) of the Group’s gross borrowings were fixed for a period of at least one year.  Based on all interest rate sensitive instruments, a one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at September 30, 2002 would affect profit before taxation by approximately £12m for the six months ending March 31, 2003. The interest rate management policy has remained unaffected by the acquisitions completed during the period.

Foreign exchange management

Foreign currency exposures on known future transactions are hedged, including those resulting from the repatriation of international dividends and loans. Forward foreign exchange contracts are the derivative instruments most used for this purpose.

A 10% strengthening of sterling against all currencies in which the Group’s international net earnings are denominated would reduce the total Group operating loss for the six month period ended September 30, 2002 by £248m.

The Group’s policy is not to hedge its international assets with respect to foreign currency balance sheet translation exposure, since net tangible assets represent a small proportion of the market value of the Group and international operations provide risk diversity. However, 95% of net borrowings were denominated in currencies other than sterling in anticipation of cash flows from profitable international operations and this provides a partial hedge against profit and loss account translation exposure. A relative weakening in the value of sterling against certain currencies of countries where the Group operates has resulted in a net currency translation adjustment of £199m credit to Group reserves in the period ended September 30, 2002 (September 30, 2001:  £1,264m charge).

TREND INFORMATION

Outlook for the year ending March 31, 2003

The strategic focus on acquiring and retaining high value customers is expected to continue to benefit the Group in the second half of the financial year, with organic proportionate customer growth sustaining the momentum of the first half into the second.

The achievement of the expected organic customer growth rate and the increase in proportionate customers that would result from the exercise of the put option held by the minority shareholders owning 6.2% of Vodafone Spain, should generate annual growth in total proportionate customers of over 10%.

In addition, the trend seen in the six months to September 30, 2002 of either stabilization or modest improvements in seasonally adjusted ARPU in some key markets against that achieved in the same period last year is anticipated to continue in the second half, driven by further improvements in customer activity levels, a higher proportion of contract customers in the total base and increased voice and data usage.  The double-digit proportionate revenue growth achieved in the first half is expected to continue.

The proportionate mobile EBITDA margin increased in the current period to 39.0%, an increase of 3.6 percentage points over that achieved in the comparable period last year. For the full year it is expected that the proportionate mobile EBITDA margin will exceed that achieved in the last financial year and the proportionate mobile EBITDA margin for the second half will be better than last year’s second half.  However, the proportionate mobile EBITDA margin for the full year is expected to reduce from the level achieved in the first half of this financial year, primarily as a result of the cost of advertising campaigns promoting our new service offerings and the impact of expected incoming call termination rate reductions in a number of the Group’s key markets in the second half of the year.

Total Group operating profit, before amortization of goodwill and exceptional items, for the year is also expected to be significantly better than that achieved in the previous financial year as a result of the consolidation of Japan Telecom and J-Phone Vodafone for a full year and an increased contribution from existing businesses. However, the expected reduction in mobile EBITDA margin in the second half of the year together with higher depreciation, particularly in Japan as the 3G network opens for service, is expected to lead to the second half year operating profit, before goodwill amortization and exceptional items, being lower than that achieved in the first.

Strong free cash flow generation is expected to continue in the second half of the year with total free cash flow for the year expected to exceed that achieved in the previous year by a substantial margin. However, free cash flow for the second half year is expected to be less than that achieved in the first half, both as a result of the lower operating result outlined above and higher tax payments, which are expected to approach £1 billion for the full year compared with £154m for the first half. Capital expenditure of over £5.5 billion is now expected for the year.

In the second half of the year, in addition to acquiring an increased interest in Vodafone Spain, the Group may acquire further interests in Cegetel and in its controlled publicly listed companies. These stake increases would impact the expectations for the second half of the financial year outlined above.

Outlook for the year ending March 31, 2004

In respect of customer growth, the combination of high single-digit organic growth and stake increases is expected to lead to average customer numbers increasing over 10% compared with this financial year.  The expected trend in ARPUs, combined with this customer growth, should lead to double-digit revenue growth.

The expected revenue growth combined with modest margin improvements is expected to generate growth in Group proportionate EBITDA for the year ending March 31, 2004 of above 15%.  Tangible capital expenditure is expected to be a similar level to the 2003 financial year although capital efficiency, measured as the ratio of capital expenditure to statutory turnover, is expected to improve.

Any significant acquisitions or disposals of businesses would impact the expectations for the financial year ending March 31, 2004 set out above.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

	Six months to September 30, 2002		Six months to September 30, 2001		Year ended March 31, 2002
	£m (unaudited)		£m (unaudited)		£m (audited)
Turnover: Group and share of joint ventures and associated undertakings
— Continuing operations	19,186		15,283		33,541
— Acquisitions	3		—		—
	19,189		15,283		33,541

Less: Share of joint ventures and associated undertakings	(4,291)		(6,377)		(10,696)
	14,898		8,906		22,845

Group turnover (Note 2)
— Continuing operations	14,895		8,906		22,845
— Acquisitions	3		—		—

	14,898		8,906		22,845
Operating loss
— Continuing operations	(2,151)		(7,089)		(10,377)
— Acquisitions	(12)		—		—

	(2,163)		(7,089)		(10,377)
Share of operating loss in joint ventures and associated undertakings
— Continuing operations	(34)		(731)		(1,457)

Total Group operating loss (Note 2)	(2,197)		(7,820)		(11,834)

Exceptional non-operating items (Note 4)	267		(248)		(860)

Loss on ordinary activities before interest	(1,930)		(8,068)		(12,694)

Net interest payable and similar items	(390)		(381)		(845)

— Group	(239)		(188)		(503)
— Share of joint ventures and associated undertakings	(151)		(193)		(342)

Loss on ordinary activities before taxation	(2,320)		(8,449)		(13,539)

Tax on loss on ordinary activities (Note 5)	(1,602)		(1,086)		(2,140)

— Group	(1,428)		(940)		(1,925)
— Share of joint ventures and associated undertakings	174		(146)		(215)

Loss on ordinary activities after taxation	(3,922)		(9,535)		(15,679)

Minority interests (including non-equity minority interests)	(414)		(200)		(476)

Loss for the financial period	(4,336)		(9,735)		(16,155)

Equity dividends	(542)		(514)		(1,025)

Retained loss for the Group and its share of joint ventures and associated undertakings	(4,878)		(10,249)		(17,180)

Basic loss per share (Note 6)	(6.36	)p	(14.36	)p	(23.77	)p
Diluted loss per share (Note 6)	(6.41	)p	(14.41	)p	(23.86	)p
Adjusted basic earnings per share (Note 6)	3.28	p	2.51	p	5.15	p

Dividend per share	0.7946	p	0.7224	p	1.4721	p

CONSOLIDATED BALANCE SHEET

AS AT SEPTEMBER 30, 2002

	September 30, 2002	September 30, 2001	March 31, 2002
	£m (unaudited)	£m (unaudited)	£m (audited)
Fixed assets
Intangible assets	103,190	102,872	105,944
Tangible assets	18,573	11,309	18,541
Investments	26,303	39,274	28,977

— Loans to joint ventures	—	188	321
— Investments in associated undertakings	24,757	37,284	27,249
— Other investments	1,546	1,802	1,407

	148,066	153,455	153,462
Current assets
Stocks	318	247	513
Debtors	6,450	4,873	7,053
Investments	2,698	6,987	1,792
Cash at bank and in hand	117	96	80

	9,583	12,203	9,438

Creditors: amounts falling due within one year	(13,434)	(12,302)	(13,455)

Net current liabilities	(3,851)	(99)	(4,017)

Total assets less current liabilities	144,215	153,356	149,445

Creditors: amounts falling due after more than one year	(12,179)	(10,810)	(13,118)

Provisions for liabilities and charges	(3,050)	(1,739)	(2,899)

Investments in joint ventures:
— Share of gross assets	—	95	76
— Share of gross liabilities	—	(242)	(345)
	—	(147)	(269)
Other provisions	(3,050)	(1,592)	(2,630)

	128,986	140,807	133,428

Capital and reserves
Called up share capital	4,275	4,271	4,273
Share premium account	52,060	51,989	52,044
Merger reserve	98,927	98,928	98,927
Other reserve	877	977	935
Profit and loss account	(30,227)	(17,720)	(25,606)

Total equity shareholders’ funds	125,912	138,445	130,573

Equity minority interests	2,054	1,269	1,727
Non-equity minority interests	1,020	1,093	1,128

	128,986	140,807	133,428

CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m (unaudited)	£m (unaudited)	£m (audited)

Net cash inflow from operating activities (note 7)	5,676	3,640	8,102
Dividends received from joint ventures and associated undertakings	314	32	139
Net cash outflow for returns on investments and
Servicing of finance	(229)	(482)	(936)
Taxation	(154)	(545)	(545)
Net cash outflow for capital expenditure and Financial investment	(2,768)	(2,107)	(4,447)
— Purchase of intangible fixed assets	(59)	(223)	(325)
— Purchase of tangible fixed assets	(2,705)	(1,816)	(4,145)
— Disposal of tangible fixed assets	35	35	75
— Purchase of investments	(521)	(37)	(44)
— Disposal of investments	559	110	319
— Other	(77)	(176)	(327)

Net cash outflow for acquisitions and disposals	(859)	(6,003)	(7,691)
— Purchase of interests in subsidiary undertakings	(990)	(1,163)	(3,078)
— Net cash/(overdrafts) acquired with subsidiary undertakings	16	23	(2,514)
— Purchase of interests in joint ventures and associated undertakings	(12)	(7,088)	(7,159)
— Disposal of businesses	127	2,210	5,071
— Other	—	15	(11)

Equity dividends paid	(511)	(486)	(978)

Cash inflow/(outflow) before management of liquid resources and financing	1,469	(5,951)	(6,356)

Management of liquid resources	(1,108)	2,881	7,042

Net cash (outflow)/inflow from financing	(326)	3,099	(675)
— Issue of ordinary share capital	18	3,548	3,581
— Debt repayment	(344)	(449)	(4,268)
— Issue of shares to minorities	—	—	12

Increase in cash in the period	35	29	11

Reconciliation of net cash flow to movement in net debt
Increase in cash in the period	35	29	11
Cash outflow from decrease in debt	344	449	4,268
Cash outflow/(inflow) from management of liquid resources	1,108	(2,881)	(7,042)

Decrease/(increase) in net debt resulting from cash flows	1,487	(2,403)	(2,763)

Debt acquired on acquisition of subsidiaries	—	(167)	(3,116)
Translation difference	(155)	52	517
Other movements	5	—	50

Decrease/(increase) in net debt in the period	1,337	(2,518)	(5,312)

Opening net debt	(12,034)	(6,722)	(6,722)

Closing net debt (Note 8)	(10,697)	(9,240)	(12,034)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m (unaudited)	£m (unaudited)	£m (audited)

Loss for the financial period
— Group	(3,958)	(8,653)	(14,131)
— Share of joint ventures and associated undertakings	(378)	(1,082)	(2,024)
	(4,336)	(9,735)	(16,155)

Currency translation
— Group	2,148	(284)	(1,980)
— Share of joint ventures and associated undertakings	(1,949)	(980)	(283)
	199	(1,264)	(2,263)

Total recognized gains and losses for the period	(4,137)	(10,999)	(18,418)

Prior period restatement for FRS 19	—	(386)	(386)

Total gains and losses recognized since last annual report	(4,137)	(11,385)	(18,804)

MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m (unaudited)	£m (unaudited)	£m (audited)

Loss for the financial period	(4,336)	(9,735)	(16,155)
Equity dividends	(542)	(514)	(1,025)

	(4,878)	(10,249)	(17,180)

Currency translation	199	(1,264)	(2,263)
New share capital subscribed	18	5,929	5,984
Shares to be issued	—	(978)	(978)
Other	—	—	3

Net movement in equity shareholders’ funds	(4,661)	(6,562)	(14,434)

Opening equity shareholders’ funds	130,573	145,007	145,007

Closing equity shareholders’ funds	125,912	138,445	130,573

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO SEPTEMBER 30, 2002

1                                         Basis of preparation

The unaudited interim results have been prepared on a basis consistent with the accounting policies set out on pages 78 to 80 of Vodafone Group Plc’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2002. The interim results should therefore be read in conjunction with the 2002 Annual Report & Accounts and Form 20-F.

Proportionate financial information

The tables of financial information in Note 10 to the unaudited interim consolidated financial statements are presented on a proportionate basis. Proportionate presentation is not a measure recognised under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest.  Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in both its consolidated and unconsolidated entities.  Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate information includes results from the Group’s equity accounted investments and investments held at cost.  The Group does not have control over the turnover, expenses or cash flow of these investments and is only entitled to cash from dividends received from these entities.  The Group does not own the underlying assets of these investments.

Proportionate turnover is stated net of inter-company turnover. Proportionate EBITDA (earnings before interest, tax, depreciation and amortization) is defined as operating profit before exceptional items plus depreciation and amortization of subsidiary undertakings, joint ventures, associated undertakings and investments, proportionate to equity stakes.  Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA.  As such, proportionate EBITDA does not represent EBITDA available to the Group.

2                                       Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and, until August 29, 2002, the Vizzavi joint venture. Analyses of turnover, total Group operating profit/(loss) and profit/(loss) on ordinary activities before interest by geographical region and class of business are as follows:

	Continuing operations	Acquisitions	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m	£m	£m

Group turnover(1)
Mobile telecommunications:
Northern Europe	2,981	—	2,981	2,582	5,432
Central Europe	2,308	—	2,308	2,090	4,177
Southern Europe	3,877	—	3,877	3,228	6,743

Europe	9,166	—	9,166	7,900	16,532
Americas	5	—	5	6	12
Asia Pacific	4,126	—	4,126	366	4,072
Middle East and Africa	143	—	143	168	306

	13,440	—	13,440	8,440	20,742

Other operations:
Europe	438	3	441	466	998
Asia Pacific	1,017	—	1,017	—	1,105

	14,895	3	14,898	8,906	22,845

(1)          The analysis of Group turnover represents turnover of the Company and its subsidiary undertakings  and is stated net of inter-company turnover.

	Continuing operations	Acquisitions	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m	£m	£m
Operating profit/(loss)
Mobile telecommunications:
Northern Europe	685	—	685	449	1,041
Central Europe	(2,426)	—	(2,426)	(2,428)	(4,860)
Southern Europe	(811)	—	(811)	(903)	(1,877)

Europe	(2,552)	—	(2,552)	(2,882)	(5,696)
Americas	(19)	—	(19)	(36)	(68)
Asia Pacific	373	—	373	—	15
Middle East and Africa	30	—	30	20	34
	(2,168)	—	(2,168)	(2,898)	(5,715)

Other operations:
Europe	(43)	(12)	(55)	(4,188)	(4,252)
Asia Pacific	60	—	60	(3)	(410)

	(2,151)	(12)	(2,163)	(7,089)	(10,377)

Share of operating profit/(loss) in joint ventures and associated undertakings
Mobile telecommunications:
Northern Europe	(155)	—	(155)	(135)	(284)
Central Europe	100	—	100	19	27
Southern Europe	—	—	—	(43)	(94)

Europe	(55)	—	(55)	(159)	(351)
Americas	36	—	36	(391)	(487)
Asia Pacific	5	—	5	(73)	(213)
Middle East and Africa	44	—	44	47	97
	30	—	30	(576)	(954)

Other operations:
Europe	(61)	—	(61)	(93)	(481)
Asia Pacific	(3)	—	(3)	(62)	(22)

	(34)	—	(34)	(731)	(1,457)

Total Group operating profit/(loss)	(2,185)	(12)	(2,197)	(7,820)	(11,834)

	Continuing operations	Acquisitions	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m	£m	£m

Total Group operating loss before goodwill and exceptional items
Mobile telecommunications:
Northern Europe	1,076	—	1,076	749	1,685
Central Europe	872	—	872	782	1,543
Southern Europe	1,261	—	1,261	1,066	2,072

Europe	3,209	—	3,209	2,597	5,300
Americas	644	—	644	740	1,317
Asia Pacific	734	—	734	185	589
Middle East and Africa	88	—	88	83	161

	4,675	—	4,675	3,605	7,367

Other operations:
Europe	(84)	(10)	(94)	(181)	(306)
Asia Pacific	59	—	59	(32)	(17)

	4,650	(10)	4,640	3,392	7,044

Amortization of goodwill	(6,835)	(2)	(6,837)	(6,697)	(13,470)
Exceptional operating items	—	—	—	(4,515)	(5,408)

	(2,185)	(12)	(2,197)	(7,820)	(11,834)

Exceptional non-operating items (Note 4):
Mobile telecommunications:
Northern Europe	1	—	1	—	—
Central Europe	267	—	267	—	(20)
Southern Europe	(1)	—	(1)	41	52

Europe	267	—	267	41	32
Americas	—	—	—	—
Asia Pacific	—	—	—	(289)	(881)
Middle East and Africa	—	—	—	—

	267	—	267	(248)	(849)

Other operations:
Europe	—	—	—	—	(11)
Asia Pacific	—	—	—	—	—

	267	—	267	(248)	(860)

	Continuing operations	Acquisitions	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m	£m	£m
Profit/(loss) on ordinary activities before interest:
Mobile telecommunications:
Northern Europe	531	—	531	314	757
Central Europe	(2,059)	—	(2,059)	(2,409)	(4,853)
Southern Europe	(812)	—	(812)	(905)	(1,919)

Europe	(2,340)	—	(2,340)	(3,000)	(6,015)
Americas	17	—	17	(427)	(555)
Asia Pacific	378	—	378	(362)	(1,079)
Middle East and Africa	74	—	74	67	131
	(1,871)	—	(1,871)	(3,722)	(7,518)

Other operations:
Europe	(104)	(12)	(116)	(4,281)	(4,744)
Asia Pacific	57	—	57	(65)	(432)

	(1,918)	(12)	(1,930)	(8,068)	(12,694)

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m

Profit / (loss) on ordinary activities before taxation
Profit on ordinary activities before taxation (before goodwill amortization and exceptional items)	4,250	3,011	6,199
Amortization of goodwill	(6,837)	(6,697)	(13,470)
Exceptional operating items (Note 3)	—	(4,515)	(5,408)
Exceptional non-operating items (Note 4)	267	(248)	(860)

Loss on ordinary activities before taxation	(2,320)	(8,449)	(13,539)

3                                         Exceptional operating items

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m

Impairment of intangible and tangible fixed assets	—	(4,450)	(5,100)
Reorganization costs	—	—	(86)
Share of exceptional operating items of associated undertakings and joint ventures	—	(65)	(222)

	—	(4,515)	(5,408)

4                                         Exceptional non-operating items

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m

Amounts written off fixed asset investments	(4)	(300)	(920)
Profit on disposal of fixed asset investments	268	45	9
Profit on disposal of fixed assets	—	7	10
Profit on disposal of businesses	3	—	41

	267	(248)	(860)

5                                         Tax on loss on ordinary activities

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m
United Kingdom
Corporation tax charge at 30%	120	144	187

Overseas corporation tax
Current tax:
Current year	996	772	857
Prior year	—	(173)	(322)
	996	599	535

Total current tax	1,116	743	722

Deferred tax — origination of and reversal of timing differences	486	354	1,489

Tax on loss on ordinary activities	1,602	1,097	2,211

Tax on exceptional items	—	(11)	(71)

Total tax charge	1,602	1,086	2,140

Parent and subsidiary undertakings	1,428	940	1,925
Share of associated undertakings and joint ventures	174	146	215
	1,602	1,086	2,140

6                                         Earnings per share

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m

Loss for basic loss per share	(4,336)	(9,735)	(16,155)

Amortization of goodwill	6,837	6,697	13,470
Exceptional operating items	—	4,515	5,408
Exceptional non-operating items	(267)	248	860
Tax on exceptional items	—	(11)	(71)
Share of exceptional items attributable to minority interests	—	(12)	(14)

Earnings for adjusted earnings per share	2,234	1,702	3,498

Weighted average number of shares (millions):
Basic and adjusted	68,152	67,776	67,961
Diluted	67,690	67,543	67,715

7                                         Reconciliation of operating loss to net cash inflow from operating activities

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m

Operating loss	(2,163)	(7,089)	(10,377)
Exceptional items	—	4,000	4,486
Depreciation	1,892	1,053	2,880
Amortization of goodwill	5,767	5,335	10,962
Amortization of other intangible fixed assets	23	19	34
Loss on disposal of tangible fixed assets	47	—	46

EBITDA(1)	5,566	3,318	8,031

Working capital movements	116	322	98
Payments in respect of exceptional items	(6)	—	(27)

Net cash inflow from operating activities	5,676	3,640	8,102

(1)         EBITDA is not a measure recognized under UK GAAP but is presented in order to highlight operational performance of the Group.

8                                         Analysis of net debt

	At April 1, 2002	Cash flow	Other non-cash changes & exchange movements	At September 30, 2002
	£m	£m	£m	£m

Liquid resources	1,789	1,108	(202)	2,695

Cash at bank and in hand	80	35	2	117

Debt due within one year (other than bank overdrafts)	(1,219)	231	(747)	(1,735)
Debt due after one year	(12,317)	58	799	(11,460)
Finance leases	(367)	55	(2)	(314)

	(13,903)	344	50	(13,509)

Net debt	(12,034)	1,487	(150)	(10,697)

Included within net debt are bond issues maturing as follows:

£m

One year or less	132
More than one year but not more than two years	1,970
More than two years but not more than five years	3,277
More than five years	5,164

10,543

9                                         Summary of differences between UK and US GAAP

The interim results have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”), which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”).  A description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc’s Annual Report & Accounts and Form 20-F for the year ended March 31, 2002. The effects of these differing accounting principles are as follows:

	Six months to September 30, 2002		Six months to September 30, 2001		Year ended March 31, 2002
	£m		£m		£m

Revenues in accordance with UK GAAP	14,898		8,906		22,845

Items decreasing revenues:
Non-consolidated subsidiaries	(2,101)		(2,182)		(4,162)
Deferral of connection revenues	(831)		(155)		(1,044)

Revenues in accordance with US GAAP	11,966		6,569		17,639

Net loss in accordance with UK GAAP	(4,336)		(9,735)		(16,155)

Items (increasing)/decreasing net loss:
Goodwill and other intangibles amortization	(2,985)		(6,280)		(9,719)
Deferral of connection income	9		(20)		(15)
Capitalised interest	237		203		387
Income taxes	2,748		4,750		7,627
Minority interests	190		1,020		1,308
Loss on disposal of business	—		—		(85)
Other	(37)		(43)		(36)

Net loss in accordance with US GAAP	(4,174)		(10,105)		(16,688)

US GAAP basic loss per ordinary share	(6.12	)p	(14.91	)p	(24.56	)p

Shareholders’ equity in accordance with UK GAAP	125,912		138,445		130,573

Items increasing/(decreasing) shareholders’ equity:
Goodwill and other intangibles — net of amortization	63,317		62,067		61,765
Deferral of connection income	(91)		(105)		(100)
Capitalised interest	989		568		752
Cumulative deferred income taxes	(48,250)		(48,469)		(46,996)
Minority interests	(5,738)		(3,887)		(5,514)
Proposed dividends	542		492		511
Other	(532)		(103)		(104)

Shareholders’ equity in accordance with US GAAP	136,149		149,008		140,887

In a number of the Group’s previous business acquisitions, the primary assets acquired were licenses to provide cellular telecommunications services.  In the allocation of the purchase price of these acquisitions on a US GAAP basis, amounts classified as goodwill have related predominantly to the expected synergies to be derived from the acquired businesses being part of the Vodafone Group. However, consistent with its presentation for UK GAAP purposes, the Group believes that the nature of the acquired licenses and the related goodwill is substantially indistinguishable.  Concurrent with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, and as a result of these considerations, on April 1, 2002 £10,145m of goodwill was reclassified as licenses; and in accordance with SFAS No. 109, “Accounting for income taxes”, a related deferred tax liability of £3,696m has been recognized.  This relates to the difference in the tax basis versus the book basis of licenses.  As a consequence of this reclassification, there was no US GAAP goodwill at April 1, 2002.  This reclassification, including the related impact on deferred taxes, had no impact on our previously reported results of operations under US GAAP.

Under both US and UK GAAP, licenses purchased by Vodafone’s subsidiaries to provide cellular telecommunications are amortized over their estimated useful lives and are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

10                                  Proportionate financial information

	Six months to September 30, 2002	Six months to September 30, 2001	Year ended March 31, 2002
	£m	£m	£m

Proportionate turnover
Mobile telecommunications:
Northern Europe	3,565	3,133	6,516
Central Europe	2,585	2,343	4,694
Southern Europe	3,009	2,408	5,109

Europe	9,159	7,884	16,319
Americas	2,907	2,839	5,638
Asia Pacific	3,155	2,517	5,373
Middle East and Africa	238	252	488

	15,459	13,492	27,818
Other operations:
Europe	380	381	821
Asia Pacific	678	453	1,160
	16,517	14,326	29,799

Reconciliation of proportionate turnover to statutory turnover
Proportionate turnover	16,517	14,326	29,799
Add back: minority share of turnover in subsidiary undertakings	2,758	1,243	3,822
Deduct: turnover of joint ventures, associated undertakings and trade investments	(4,377)	(6,663)	(10,776)
	14,898	8,906	22,845

Proportionate EBITDA
Mobile telecommunications:
Northern Europe	1,379	1,028	2,264
Central Europe	1,174	1,026	2,068
Southern Europe	1,313	1,049	2,131

Europe	3,866	3,103	6,463
Americas	1,010	1,000	1,907
Asia Pacific	1,042	567	1,321
Middle East and Africa	109	108	211

	6,027	4,778	9,902
Other operations:
Europe	(2)	(32)	(8)
Asia Pacific	178	31	199

Proportionate EBITDA	6,203	4,777	10,093

Less: depreciation and amortization of goodwill, excluding goodwill	(2,096)	(1,648)	(3,693)
Proportionate total Group operating profit before amortization of goodwill and exceptional items	4,107	3,129	6,400

— Mobile telecommunications	4,151	3,321	6,688
— Other operations	(44)	(192)	(288)

Reconciliation of proportionate EBITDA to statutory EBITDA
Proportionate EBITDA	6,203	4,777	10,093
Add back: minority share of EBITDA from subsidiary undertakings	1,028	507	1,333
Deduct: EBITDA of joint ventures, associated undertakings and trade investments	(1,665)	(1,966)	(3,395)
	5,566	3,318	8,031

INDEPENDENT REVIEW REPORT BY DELOITTE & TOUCHE TO VODAFONE GROUP PLC

To the Board of Directors of

Vodafone Group Plc

We have reviewed the accompanying consolidated balance sheets of Vodafone Group Plc and subsidiaries as of September 30, 2002 and 2001, and the related consolidated profit and loss accounts, cash flows and consolidated statements of total recognised gains and losses and movements in equity shareholders’ funds for the six months ended September 30, 2002 and 2001.  These financial statements are the responsibility of Vodafone Group Plc’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants.  A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United Kingdom and the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United Kingdom (which differ in certain material respects from generally accepted accounting principles in the United States of America — see Note 9 to the consolidated financial statements).

We have previously audited, in accordance with auditing standards generally accepted in the United Kingdom and the United States of America, the consolidated balance sheets of Vodafone Group Plc and subsidiaries as of March 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flows and consolidated statements of total recognised gains and losses and movements in equity shareholders’ funds for the years ended March 31, 2002, 2001 and 2000; and in our report dated May 27, 2002, we expressed an unqualified opinion on those consolidated financial statements.

DELOITTE & TOUCHE

Chartered Accountants

London

November 11, 2002

EXHIBIT

December 2, 2002

Vodafone Group Plc

The Courtyard

2-4 London Road

Newbury, Berkshire

RG14 1JX

England

We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim financial information of Vodafone Group Plc and subsidiaries for the periods ended September 30, 2002 and 2001, as indicated in our report dated November 11, 2002; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which is included in your Report on Form 6-K for the interim period ended September 30, 2002, is incorporated by reference in Registration Statement No. 333-81825 on Form S-8 of Vodafone Group Public Limited Company and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-10762 on Form F-3 of Vodafone Group Public Limited Company.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

DELOITTE & TOUCHE

Chartered Accountants

London

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 2, 2002	By:	/s/ S R SCOTT
		Name:	Stephen R. Scott
		Title:	Company Secretary